UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: **May, June, July and August 2007**

Commission File Number: **000-29208**

ARRIS RESOURCES INC.

(Translation of registrant's name into English)

1255 West Pender Street, Vancouver, British Columbia, Canada V6E 2V1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[x] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [x]

EXHIBITS

99.1	CNQ Monthly Progress Report for April dated May 2, 2007
99.2	CNQ Monthly Progress Report for May dated June 4, 2007
99.3	CNQ Monthly Progress Report for June dated July 3, 2007
99.4	Share Specimen and CNQ Confirmation Letter dated July 9, 2007
99.5	Legal Opinion of Morton & Company dated July 10, 2007
99.6	CNQ Form 12 Notice of Proposed Stock Consolidated or Reclassification dated July 11, 2007
99.7	CNQ Form 9 Amended Notice of Proposed Issuance of Listed Securities dated July 18, 2007
99.8	CNQ Form 9 Amended Notice of Proposed Issuance of Listed Securities dated July 30, 2007
99.9	CNQ Form 6 Certificate of Compliance dated July 31, 2007
99.10	BCSC Form 45-106F1 Report of Exempt Distribution dated July 31, 2007
99.11	CNQ Monthly Progress Report for July dated August 3, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arris Resources Inc.

Date: August 23, 2007

By: *"Curt Huber"*

Curt Huber
Title: President

FORM 7

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: _____Bassett Ventures Inc._____(the "Issuer").

Trading Symbol: __BAVI.U__

Number of Outstanding Listed Securities: 9,216,843

Date: May 02, 2007

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)   Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)   The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)   Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.   Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

       Management is currently assessing several business opportunities but has not entered into any business arrangement.

2.   Provide a general overview and discussion of the activities of management.

       Management continues seeking new business opportunities.

3.   Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs

and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

None

4.   Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

None

5.   Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

None

6.   Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

None

7.   Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

None

8.   Describe the acquisition of new customers or loss of customers.

None

9.   Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

None

10.   Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

None

11.   Report on any labour disputes and resolutions of those disputes if applicable.

None

12.   Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

None

13.   Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

None

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[1]
	NIL		

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

   None

16. Provide details of any changes in directors, officers or committee members.

   April 19, 2007: Curt Huber joined the Company as President and Director. Mr. Huber replaced Sokhie Puar who has resigned as President and Director.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

   None

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated   May 2, 2007   .

Curt Huber
Name of Director or Senior Officer

"Curt Huber"
Signature

Director
Official Capacity

Issuer Details Name of Issuer Bassett Ventures Inc.	For Month End April 30, 2007	Date of Report May 2, 2007
Issuer Address 1255 West Pender Street		
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address N/A	Web Site Address N/A	

FORM 7

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: _____Bassett Ventures Inc._____ (the "Issuer").

Trading Symbol: __BAVI.U_____

Number of Outstanding Listed Securities: _10,216,843_____

Date: _June 4, 2007_____

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)   Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)   The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)   Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.   Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.
       Management is currently assessing several business opportunities but has not entered into any business arrangement.

2.   Provide a general overview and discussion of the activities of management.

       Management continues seeking new business opportunities.

3.   Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

       None

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

   None

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

   None

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

   None

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

   None

8. Describe the acquisition of new customers or loss of customers.

   None

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

   None

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

    None

11. Report on any labour disputes and resolutions of those disputes if applicable.

    None

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

    None

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

    None

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[1]
common	1,000,000	exercise of warrant @ US$0.12	US$120,000 – increase of working capital

(1) State aggregate proceeds and intended allocation of proceeds.

15.   Provide details of any loans to or by Related Persons.

None

16.   Provide details of any changes in directors, officers or committee members.

None

17.   Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

None

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.   As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 7 Monthly Progress Report is true.

Dated   June 4, 2007   .

Curt Huber
Name of Director or Senior Officer

          "Curt Huber"
Signature

Director
Official Capacity

Issuer Details Name of Issuer Bassett Ventures Inc.	For Month End May 31, 2007	Date of Report June 4, 2007
Issuer Address 1255 West Pender Street		
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address N/A	Web Site Address N/A	

FORM 7

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: Arris Resources Inc. (formerly Bassett Ventures Inc.)   (the "Issuer").

Trading Symbol: ARIS.U

Number of Outstanding Listed Securities: 10,216,843

Date: July 3, 2007

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)   Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)   The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)   Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.   Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.
   Management is currently assessing several business opportunities but has not entered into any business arrangement.

   In addition, at the June 7, 2007 Annual General Meeting, shareholders approved a name change from Bassett Ventures Inc. to Arris Resources Inc. and a consolidation of the Company's share capital on a 5 old for 1 new basis. On June 22, 2007, the name change was effected with the consolidation to be completed over the next 30 days.

2.   Provide a general overview and discussion of the activities of management.

   Management continues seeking new business opportunities.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

   None

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

   None

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

   None

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

   None

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

   None

8. Describe the acquisition of new customers or loss of customers.

   None

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

   None

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

    None

11. Report on any labour disputes and resolutions of those disputes if applicable.

    None

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

    None

13.   Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

None

14.   Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[(1)]
	NIL		

(1) State aggregate proceeds and intended allocation of proceeds.

15.   Provide details of any loans to or by Related Persons.

None

16.   Provide details of any changes in directors, officers or committee members.

None

17.   Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

None

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.   As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 7 Monthly Progress Report is true.

Dated   July 3, 2007   .

                                                Curt Huber
                                                Name of Director or Senior Officer

                                                        "Curt Huber"
                                                Signature

                                                Director
                                                Official Capacity

Issuer Details Name of Issuer Arris Resources Inc.	For Month End June 30, 2007	Date of Report July 3, 2007
Issuer Address 1255 West Pender Street		
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address info@arrisresources.com	Web Site Address N/A	



Pacific Corporate Trust Company

a Computershare Company

510 Burrard St   T 604 689 9853
2nd Floor   F 604 689 8144
Vancouver BC   pacific@pctc.com
V6C 3B9   www.pctc.com

July 9, 2007

CANADIAN TRADING AND QUOTATION SYSTEM INC.
BCE Place Canada Trust Tower
161 Bay Street Suite 3850 Box 207
Toronto ON
M5J 2S1

ATTN: MARK FAULKNER

Dear MR. FAULKNER:

RE: **Arris Resources Inc.**
ISIN: **CA 04270G2080**

We are pleased to enclose a specimen Generic Certificate which has been approved by the Company. This form of Generic Certificate conforms to the STAC Generic Certificate program that has previously been delivered to you and is in effect at this time.

We also wish to confirm that our office has on hand a sufficient supply of security paper to affect the transfer of all shareholdings as the result of the Company's reverse split.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

per
Yasmin Juma / ws

cc: CDS & Co – Toronto
        Attention: Bernie McCormack
cc: Morton and Company
cc: Arris Resource Inc., Curt Huber



A BRITISH COLUMBIA COMPANY

NUMBER

ZQ000000

ARRIS RESOURCES INC.

ISIN: CA 04270G2080

SHARES

0****
0**
****0****
*****0***
******0**

THIS CERTIFIES THAT

SPECIMEN * ZQ000000 * CA04270G2080 * 0 COMMON SHARES OF ARRIS RESOURCES INC. * SPECIMEN ** ZQ000000 ** CA04270G2080 ** 0 COMMON SHARES OF ARRIS RESOURCES INC. ** SPECIMEN *** ZQ000000 *** CA04270G2080 *** 0 COMMON SHARES OF ARRIS RESOURCES INC. **** SPECIMEN **** ZQ000000 **** CA04270G2080 **** 0 COMMON SHARES OF ARRIS RESOURCES INC. **** SPECIMEN ***** ZQ000000 ***** CA04270G2080 ***** 0 COMMON SHARES OF ARRIS RESOURCES INC. ****** SPECIMEN ****** ZQ000000 ****** CA04270G2080 ****** 0 COMMON SHARES OF ARRIS RESOURCES INC. ******* SPECIMEN ******* ZQ000000 ******* CA04270G2080 ******* 0 COMMON SHARES OF ARRIS RESOURCES INC. ******* SPECIMEN ******** ZQ000000 ******** CA04270G2080 ******** 0 COMMON SHARES OF ARRIS RESOURCES INC. ******** SPECIMEN ********* ZQ000000 ********* CA04270G2080 ********* 0 COMMON SHARES OF ARRIS RESOURCES INC. ********* SPECIMEN ********** ZQ000

SPECIMEN

IS THE REGISTERED HOLDER OF

SPECIMEN * ZQ000000 * CA04270G2080 * 0 COMMON SHARES OF ARRIS RESOURCES INC. * SPECIMEN ** ZQ000000 ** CA04270G2080 ** 0 COMMON SHARES OF ARRIS RESOURCES INC. ** SPECIMEN *** ZQ000000 *** CA04270G2080 *** 0 COMMON SHARES OF ARRIS RESOURCES INC. *** SPECIMEN **** ZQ000000 **** CA04270G2080 **** 0 COMMON SHARES OF ARRIS RESOURCES INC. **** SPECIMEN ***** ZQ000000 ***** CA04270G2080 ***** 0 COMMON SHARES OF ARRIS RESOURCES INC. ****** SPECIMEN ****** ZQ000000 ****** CA04270G2080 ****** 0 COMMON SHARES OF ARRIS RESOURCES INC. ******* SPECIMEN ******* ZQ000000 ******* CA04270G2080 ******* 0 COMMON SHARES OF ARRIS RESOURCES INC. ******* SPECIMEN ******** ZQ000000 ******** CA04270G2080 ******** 0 COMMON SHARES OF ARRIS RESOURCES INC. ******** SPECIMEN ********* ZQ000000 ********* CA04270G2080 ********* 0 COMMON SHARES OF ARRIS RESOURCES INC. ********* SPECIMEN ********** ZQ000

ZERO

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE

in the capital of the above named Company subject to the charter documents of the Company transferable on the books of the Company by the registered holder in person or by attorney duly authorized in writing upon surrender of this certificate properly endorsed.

This certificate is not valid until countersigned by the Transfer Agent and Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers at Vancouver, British Columbia, Canada.

CANCELLED

DATED July 9, 2007

President / Director

Director

COUNTERSIGNED AND REGISTERED
PACIFIC CORPORATE SERVICES LTD VANCOUVER
TRANSFER AGENT AND REGISTRAR

BY: ______________________
Authorized Officer

Printed by DATA BUSINESS FORMS

SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

The Shares represented by this Certificate are transferable at the offices of Pacific Corporate Services Ltd, Vancouver, British Columbia.

PCS VAN 3105720

3105720



MORTON & COMPANY
corporate and securities lawyers*

Our File No.: 4092.110.agm

Edward L. Mayerhofer
Direct: 604.331.9543
Email: elm@mortonandco.com

July 10, 2007

Canadian Trading and Quotation System Inc.
Suite 630 – 1188 West Georgia Street
Vancouver, BC
V6E 4A2

Dear Sirs:

Re: Arris Resources Inc. (the "Company")
Share Consolidation

We are the solicitors for the Company. Pursuant to Section 3.3(f) of Policy 9 – Name Change, Stock Splits & Share Consolidations, we hereby confirm that all necessary steps have been taken to validly effect the Company's share consolidation in accordance with applicable law.

Should you have any questions or comments, please do not hesitate to contact the undersigned or Sandy Fong, paralegal (ext. 237).

Yours truly,

MORTON & COMPANY

"Edward L. Mayerhofer"

Per: Edward L. Mayerhofer

ELM/sf

exhibit995.doc

FORM 12

NOTICE OF PROPOSED STOCK CONSOLIDATION
OR RECLASSIFICATION

Name of CNQ Issuer: _____Arris Resources Inc._____(the "Issuer")

Trading Symbol:_____ARIS.U_____

Date:_____July 10, 2007_____

This form is to be used to report a proposed reclassification, which is any change to the terms of a listed security other than a stock split or dividend.

1.   Provide full details of the reclassification

   The Issuer proposes to consolidate its share capital such that each five (5) shares
   be consolidated into one (1) new share.

2.   Number of securities outstanding and reserved for issuance following the reclassification

   2,043,368

3.   Describe the anticipated impact of the reclassification on the liquidity of the market for the listed security and on voting and equity rights of public shareholders

   None.

4.   Date of shareholders' meeting to approve the reclassification

   June 7, 2007

5.   Record date for the reclassification

   July 16, 2007



6.   Certificate of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.   As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 12 Notice of Proposed Stock Consolidation or Reclassification is true.

Dated ___July 11/07_____.

_CURT HUBER_____
Name of Director or Senior
Officer

_____
Signature

_PRESIDENT_____
Official Capacity



FORM 9

AMENDED

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities[1])

Please complete the following:

Name of CNQ Issuer: ____Arris Resources Inc.____ (the "Issuer").

Trading Symbol: ____ARIS.U_____ .

Date: _____July 18, 2007_____ .

Is this an updating or amending Notice: Yes   X No

If yes provide date(s) of prior Notices: _____n/a_____.

Issued and Outstanding Securities of Issuer Prior to Issuance: ____2,043,068_____ .

Date of News Release Announcing Private Placement: ____July 17, 2007_____ .

Closing Market Price on Day Preceding the Issuance of the News Release: __$0.065__ .

1.   Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form) to be filed by amendment .

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)

(1) Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2) Indicate if Related Person.

[1]An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: _____$262,500_____ .

2. Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. <u>Proceeds will be used for working capital</u> .

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: <u>N/A</u>
   _____ .

4. If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities. <u>N/A</u> .

5. Description of securities to be issued:

   (a) Class _____Common shares_____ .

   (b) Number _____5,250,000_____ .

   (c) Price per security _____$0.05_____ .

   (d) Voting rights _____Yes_____

6. Provide the following information if Warrants, (options) or other convertible securities are to be issued:

   (a) Number _____5,250,000_____ .

   (b) Number of securities eligible to be purchased on exercise of Warrants (or options) 5,250,000 common shares _____

   _____ .

   (c) Exercise price_____$0.065_____ .

   (d) Expiry date _____2 years from closing date_____ .

7. Provide the following information if debt securities are to be issued:

   (a) Aggregate principal amount _____ .

   (b) Maturity date _____ .

   (c) Interest rate _____ .

   (d) Conversion terms _____ .

(e)   Default provisions _____ .

8.   Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.): <u>to be filed by amendment</u> .

(a)   Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): ___ .

(b)   Cash _____ .

(c)   Securities _____ .

(d)   Other _____ .

(e)   Expiry date of any options, warrants etc. _____ .

(f)   Exercise price of any options, warrants etc. _____ .

9.   State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship ____

_____ N/A _____ .

10.   Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

_____ None _____ .

11.   State whether the private placement will result in a change of control.

_____ No _____ .

12.   Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. <u>N/A</u> _____

_____

_____ .

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by Multilateral Instrument 45-102.

2. Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: N/A
.

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: N/A

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

   (a) Total aggregate consideration in Canadian dollars: N/A .

   (b) Cash: N/A .

   (c) Securities (including options, warrants etc.) and dollar value: N/A
.

   (d) Other: N/A .

   (e) Expiry date of options, warrants, etc. if any: N/A .

   (f) Exercise price of options, warrants, etc. if any: N/A .

   (g) Work commitments: N/A .

4. State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc). N/A

5. Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A
.

6. The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows: N/A

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer [1]

(1) Indicate if Related Person

7. Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A
.

8. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

   (a) Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A
.

   (b) Cash   N/A .

   (c) Securities   N/A .

   (d) Other   N/A .

   (e) Expiry date of any options, warrants etc.   N/A

   (f) Exercise price of any options, warrants etc.   N/A .

9. State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other

relationship with the Issuer and provide details of the relationship. <u>N/A</u>

10.   If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. <u>N/A</u>

                 .

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.   As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 9 Notice of Private Placement is true.

Dated <u>   July 18, 2007   </u>.

<u> Curt Huber   </u>
Name of Director or Senior Officer

"Curt Huber"

Signature

<u>President   </u>
Official Capacity

FORM 9

AMMENDED

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities[1])

Please complete the following:

Name of CNQ Issuer: Arris Resources Inc.   (the "Issuer").

Trading Symbol: ARIS.U   .

Date: July 30, 2007   .

Is this an updating or amending Notice: Yes   X No

If yes provide date(s) of prior Notices: n/a   .

Issued and Outstanding Securities of Issuer Prior to Issuance: 2,043,068   .

Date of News Release Announcing Private Placement: July 17, 2007   .

Closing Market Price on Day Preceding the Issuance of the News Release: $0.065 .

1.   Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form) to be filed by amendment .

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (US$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations-hip to Issuer (2)
Venture Capital Asset Management AG Im alten Riet 22, FL-9494 Schaan, Liechtenstein	680,555	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Balysolton Holdings Ltd. Pasea Estate, PO Box 958, Road Town Tortola, BVI	550,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Insel Capital Ltd. n 1400171, Road Town Tortola, BVI	550,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Eric Thoma c/o Mentec, Postfach 52 CH-9496 Haag	555,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Konghill Investent Ltd. Pasea Estate, Road Town Tortola, BVI	555,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Hypo-Alpe-Adria Bank(Liechtenstein) AG Landstrasse 126A, FL-9494 Schaan, Liechtenstein	680,555	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related



Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (US$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations-hip to Issuer (2)
Dr. Inayat Khan 10 Chemin des Bugnons 1217 Mayrin Geneva	550,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Venture Capital Asset Management LTD Spencer House The Valey Anguila British West Indies	555,000	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related
Riverfolk Fianance Ltd. Pasea Estate, Road Town Tortola, BVI	573,890	0.05	N/A	NI 45-106 Sec 2.3	0	July 27, 2007	Not Related

(1) Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2) Indicate if Related Person.

[1]An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1. Total amount of funds to be raised: _____ US$262,500 _____ .

2. Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. Proceeds will be used for working capital. _____ .

3. Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: N/A _____ _____ .

4. If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities. N/A _____ .

5. Description of securities to be issued:

    (a) Class _____ Common shares _____ .

    (b) Number _____ 5,250,000 _____ .

    (c) Price per security _____ US$0.05 _____ .

    (d) Voting rights _____ Yes _____

6. Provide the following information if Warrants, (options) or other convertible securities are to be issued:

CNQ CANADA'S NEW STOCK EXCHANGE

(a)   Number _____5,250,000_____ .

(b)   Number of securities eligible to be purchased on exercise of Warrants (or options) _5,250,000 common shares_____ .

(c)   Exercise price_____US$0.065_____ .

(d)   Expiry date _____2 years from closing date_____ .

7.   Provide the following information if debt securities are to be issued:

      (a)   Aggregate principal amount _____N/A_____ .

      (b)   Maturity date _____ .

      (c)   Interest rate _____ .

      (d)   Conversion terms _____ .

      (e)   Default provisions _____ .

8.   Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.): to be filed by amendment .

      (a)   Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): Taisun Holdings Ltd.(Kirin Janda) 11631 Blundell Road, Richmond, BC V6Y 1L4 .

      (b)   Cash _____8%_____ .

      (c)   Securities _N/A_____ .

      (d)   Other _N/A_____ .

      (e)   Expiry date of any options, warrants etc. _____ .

      (f)   Exercise price of any options, warrants etc. _____ .

9.   State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _____

_____Not related_____ .

10. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

        None   .

11. State whether the private placement will result in a change of control.

        No   .

12. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. N/A

                                                                             .

13. Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by Multilateral Instrument 45-102.

2.   Acquisition

1. Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: N/A

                                                                             .

2. Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:
        N/A

3. Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

    (a)   Total aggregate consideration in Canadian dollars: N/A   .

    (b)   Cash: N/A   .

    (c)   Securities (including options, warrants etc.) and dollar value: N/A

                                                                             .

    (d)   Other: N/A   .

(e)   Expiry date of options, warrants, etc. if any: _____N/A_____ .

(f)   Exercise price of options, warrants, etc. if any: _____N/A_____ .

(g)   Work commitments: _____N/A_____ .

4.   State how the purchase or sale price was determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc). N/A

5.   Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A
.

6.   The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows: N/A

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer [1]

(1) Indicate if Related Person

7.   Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A
.

8.   Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)   Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A
.

(b)   Cash _____N/A_____ .

(c)   Securities _____N/A_____ .

(d)   Other _____N/A_____ .

(e)   Expiry date of any options, warrants etc. _____N/A_____

(f)   Exercise price of any options, warrants etc. _____N/A_____ .

9.   State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A_____

10.   If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A_____ .

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.   As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 9 Notice of Private Placement is true.

Dated _____July 30, 2007_____ .

        Curt Huber_____
Name of Director or Senior Officer

    "Curt Huber"

_____
Signature

President_____
Official Capacity

FORM 6

CERTIFICATE OF COMPLIANCE

TO: CANADIAN TRADING AND QUOTATION SYSTEM INC. ("CNQ")

Re: Private Placement of 5,250,000 Common Share Units

ARRIS RESOURCES INC. (the "Issuer") hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

Date: July 31, 2007

Signed: *"Curt Huber"*
                (Signature)

                Curt Huber
                (Print Name)

                Director
                (Print Office)

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Arris Resources Inc., 1255 West Pender Street, Vancouver, British Columbia, V6E 2V1
Telephone: 604-687-0879.

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta, and Ontario.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech	Mining
Financial Services	☐ exploration/development
☐ investment companies and funds	☐ production
☐ mortgage investment companies	☐ Oil and gas
☐ Forestry	☐ Real estate
☐ Hi-tech	☐ Utilities
☐ Industrial	☒ Other (describe)
	No current business.

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

See Schedule I.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

July 31, 2007.

Item 6: For each security distributed:

    (a)   describe the type of security,

    (b)   state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

    (c)   state the exemption(s) relied on.

5,250,000 units at a price of USD$0.05 per unit for gross proceeds of US$262,500. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of US$0.065 for a period of two years from closing. The exemption relied on is section 2.3 of National Instrument 45-106.

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Liechtenstein	2	$0.05335	$72,615.22
British Virgin Islands	4	$0.05335	$118,911.28

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian \$)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian \$)
Switzerland	2	\$0.05335	\$58,951.75
British West Indies	1	\$0.05335	\$29,609.25
Total number of Purchasers	**9**		
Total dollar value of distribution in all jurisdictions (Canadian \$)			**\$280,087.50**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				Total dollar value of compensation (Canadian \$)
	Cash (Canadian \$)	Securities			
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Taisun Holdings Ltd. 11631 Blundell Road Richmond, BC V6Y 1L4	\$21,000	Nil	Nil	Nil	\$21,000

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: July 31, 2007

Arris Resources Inc.
Name of issuer (please print)

Curt Huber, President, Telephone: 604-687-0879
Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

N/A.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

FORM 7

MONTHLY PROGRESS REPORT

Name of CNQ Issuer: ___Arris Resources Inc. (formerly Bassett Ventures Inc.)___ (the "Issuer").

Trading Symbol: __ARIS.U__

Number of Outstanding Listed Securities: 7,293,368

Date: August 3, 2007

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer's obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the CNQ Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the CNQ.ca website.

This report is intended to keep investors and the market informed of the Issuer's ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the CNQ Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)   Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)   The term "Issuer" includes the Issuer and any of its subsidiaries.

(c)   Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.   Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Management is currently assessing several business opportunities but has not entered into any business arrangement.

On Monday, June 25, 2007 the Company's name change was effected in the market. The Company changed its name from Bassett Ventures Inc. to Arris Resources Inc.

On July 16, 2007 the Company's share consolidation became effective on a 5 old for 1 new basis. The consolidation reduced the number of shares outstanding to 2,043,368.

On July 31, 2007 the Company completed a private placement of 5,250,000 units at a price of US$0.05 per unit, with gross proceeds of US$262,500. Each unit consists of a common share and a common share purchase warrant. Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of US$0.065. A cash finder's fee of US$21,000 was paid in conjunction with this placement. The proceeds from the private placement will be used to increase working capital.

2. Provide a general overview and discussion of the activities of management.

    Management continues seeking new business opportunities.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

    None

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

    None

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

    None

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

    None

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

    None

8. Describe the acquisition of new customers or loss of customers.

    None

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

    None

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

    None

11. Report on any labour disputes and resolutions of those disputes if applicable.

    None

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

    None

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

    None

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds[1]
common shares	5,250,000	private placement – issued at US$0.05 per share	working capital
share purchase warrants	5,250,000	private placement – exercisable into shares at US$0.065 per share for a period of 2 years	

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

    None

16. Provide details of any changes in directors, officers or committee members.

    None

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

    None

CNQ
CANADA'S NEW STOCK EXCHANGE

Certificate Of Compliance

The undersigned hereby certifies that:

1.   The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.   As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.   The undersigned hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

4.   All of the information in this Form 7 Monthly Progress Report is true.

Dated   August 3, 2007   .

                                               Curt Huber
                                               Name of Director or Senior Officer

                                                      "Curt Huber"
                                               Signature

                                               Director
                                               Official Capacity

Issuer Details Name of Issuer Arris Resources Inc.	For Month End July31 2007	Date of Report August 3, 2007
Issuer Address 1255 West Pender Street		
City/Province/Postal Code Vancouver, British Columbia/ V6E 2V1	Issuer Fax No. (604) 408-9301	Issuer Telephone No. (604) 687-0879
Contact Name Curt Huber	Contact Position Director	Contact Telephone No. (604) 687-0879
Contact Email Address info@arrisresources.com	Web Site Address N/A	